EXHIBIT 16.1



July 21, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for E-centives, Inc. and its subsidiary (the "Company") and, under the date of June 29, 2004, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2003 and 2002. On July 15, 2004, our appointment as principal accountants was terminated. We have read the Company's statements included under
Item 4 of its Form 8-K, dated July 21, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that the change was made by the board of directors.


Very truly yours,

/S/ KPMG
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KPMG LLP